UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 30, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

DOREL INDUSTRIES INC.

ANNUAL INFORMATION FORM

For the fiscal year ended December 30, 2007

March 28, 2008

TABLE OF CONTENTS

CORPORATE STRUCTURE 2	Employees 11
Incorporation of Dorel Industries Inc. 2	Product and Brand Development 11
Subsidiaries 2	Concentration of Revenues 11
GENERAL DEVELOPMENT OF THE BUSINESS 2	Credit Risk 11
Major Events in the Development of the Business 3	Product Costs 11
Developments in the Past Three Years 5	Product Liability 12
NARRATIVE DESCRIPTION OF THE BUSINESS 7	Foreign Currency 12
Operating Segments and Principal Products 7	Income Taxes 12
Juvenile Products Segment 7	Valuation of Goodwill and other Intangible Assets 12
Recreational/Leisure Segment 7	DIVIDENDS 12
Home Furnishings Segment 8	DESCRIPTION OF CAPITAL STRUCTURE 13
Distribution 8	MARKET FOR SECURITIES 13
Major Customers 8	DIRECTORS AND SENIOR OFFICERS 14
Foreign operations 9	LEGAL PROCEEDINGS AND
Components 9	REGULATORY ACTIONS 15
Intangible Properties 9	TRANSFER AGENT AND REGISTRAR 15
Cycles 9	NAMES AND INTEREST OF EXPERTS 15
Competitive Conditions 9	INFORMATION ON THE AUDIT COMMITTEE 16
Product Development 10	ADDITIONAL INFORMATION 17
Environmental Protection 11

Unless otherwise indicated, all references to “dollars” and the symbol “$” in this annual information form are to Canadian dollars.

CORPORATE STRUCTURE

Incorporation of Dorel Industries Inc.

Dorel Industries Inc. (the “Company”) was incorporated on March 5, 1962 pursuant to Part I of the Companies Act (Quebec) under the name Dorel Co. Ltd.  On May 19, 1987, the Company was continued under Part IA of the Companies Act (Quebec), at which time certain changes were effected to its share capital, the “private company” provisions were removed from its Articles and the Company name was changed to Dorel Industries Inc./Les Industries Dorel Inc.  On October 26, 1988, the Company amalgamated with its wholly-owned subsidiary, Ridgewood Industries Ltd.  On September 20, 1991, the Company filed Articles of Amendment, effective October 1, 1991, converting each issued and outstanding common share into one-half of a Class A Multiple Voting Share carrying ten votes per share and one-half of a Class B Subordinate Voting Share carrying one vote per share.  The Company’s head and registered office is located at 1255 Greene Avenue, Suite 300, Montreal, Quebec, H3Z 2A4.

Subsidiaries

Schedule A annexed hereto sets out the major companies within the organizational structure of the Company as of December 30, 2007 and the jurisdiction of incorporation of each subsidiary.  Each of the subsidiaries is wholly and/or majority owned,either directly or indirectly, by the Company.

For the purposes of this annual information form, “Dorel” refers to the Company together with its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Dorel is a world class juvenile products and bicycle company.  Dorel creates style and excitement in equal measure to safety quality and value..  It specializes in three market segments: juvenile products, recreational / leisure and home furnishings items.  Dorel’s extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids; recreational / leisure items such as bicycles, jogging strollers and other recreational products and accessories and home furnishings such as a wide variety of Ready-to-Assemble (“RTA”)

furniture for home and office use, as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel’s lifestyle-leadership position is pronounced in both its Juvenile and bicycle categories with an array of trend-setting products.  In the Juvenile segment, Dorel’s powerfully-branded products such as Quinny, Maxi-Cosi, Safety 1st and Bébé Confort have shown the way to safety, originality and fashion.  Similarly, its highly-popular brands such as Schwinn, GT and Mongoose have made Dorel a principal player in the bicycle marketplace.  Dorel’s Home Furnishings segment markets a wide assortment of furniture products, both domestically produced and imported.  Dorel exerts relentless innovation and marketing flair across all of its divisions.

As at the date of this annual information form, Dorel employs approximately 4,600 people in 17 countries, including the employees of the newly-acquired Cannondale Bicycle Corporation.  Operations in the United States include Dorel Juvenile Group, which markets the Cosco and Safety 1st brands, as well as Eddie Bauer; Pacific Cycle, which markets several brands, including Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster; Ameriwood Industries Inc. (“Ameriwood”), which markets RTA furniture products under the Ameriwood, Carina, Charleswood, SystemBuild, Altra Furniture and Ridgewood brands; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license, as well as home healthcare products under the Cosco Ability Care Essentials and Adepta brands.  In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products.  Dorel Europe markets juvenile products throughout Europe under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands.  Dorel Asia sources and imports home furnishings products.  Dorel is the majority shareholder in Dorel Australia Pty Ltd. (“Dorel Australia”), which manufactures and distributes juvenile products in Australia under several local brands, the most prominent of which are Bertini and Mother’s Choice.  In February 2008, Dorel acquired all the outstanding shares of Cannondale Bicycle Corporation (“Cannondale”), a leading designer, developer and manufacturer of high-end bicycles.  Cannondale also markets Sugoi Performance Apparel, whose products are used worldwide by runners, cyclists, tri-athletes and fitness enthusiasts.  Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of Dorel’s Asian supplier chain.

Major Events in the Development of the Business

The Company was founded in Montreal, Quebec in 1962 by Mr. Leo Schwartz, who served as its President until 1992.  Dorel began operations as a small manufacturer and distributor of juvenile products.  By the early 1970s, Dorel had established a national sales network for its products.

In 1987, the Company completed an initial public offering in the province of Quebec of two million common shares at a price of $5.00 per share for gross proceeds of $10 million.  At the same time, its common shares commenced trading on the Montreal Exchange.

In 1988, Dorel purchased Cosco, Inc. (“Cosco”) of Columbus, Indiana, a company involved in the production of children’s furniture and accessories, as well as the production of folding metal furniture.  This acquisition significantly increased Dorel’s presence in the juvenile products and home furnishing industries in North America.  Today, this company operates as two distinct divisions: DJG USA and Cosco Home & Office.

Dorel (U.K.) Ltd. (“Dorel (U.K.)”) was established in 1988 to penetrate the juvenile market in the United Kingdom and continental Europe.  The Company originally owned 75% of Dorel (U.K.) and acquired the remaining 25% interest in 1990 for nominal consideration.

In 1990, Dorel acquired all of the shares of Charleswood Corporation (“Charleswood”), a manufacturer and distributor of RTA furniture located near St. Louis, Missouri.  Charleswood was amalgamated with Ameriwood, which was acquired in 1998.

The Company’s common shares were listed on the Toronto Stock Exchange in 1990.

In September 1991, the Company’s shareholders approved a share capital reorganization, pursuant to which each issued and outstanding common share was converted into one-half of a Class A Multiple Voting Share carrying ten votes per share and one-half of a Class B Subordinate Voting Share carrying one vote per share.

In December 1991, the Company completed a public offering in Canada of 2.6 million Class B Subordinate Voting Shares at a price of $5.75 per share for gross proceeds of $14.95 million.

Also in 1991, Cosco purchased the assets of Silgo International, a manufacturer and distributor of children’s wall hangings and decorative accessories based in San Diego, California.  The assets were used to establish Infantino, Inc. (“Infantino”), a Dorel subsidiary that manufactured and sold juvenile accessories.  Infantino was sold in 2000 as part of a reorganization of the juvenile products business in the United States.

During 1993, Dorel purchased the assets of Carol Ann Furniture of Montreal, Quebec.  The assets were used in 1994 to establish Leadra Design Inc. (“Leadra”), a Dorel subsidiary that manufactured and distributed a line of mid-priced bedroom sets, wall units, tables and chairs.

In 1994, Dorel purchased Maxi-Miliaan B.V. (“Maxi-Miliaan”), an infant car seat distributor based in the Netherlands.  The acquisition allowed Dorel to more effectively penetrate the fragmented European market.  Maxi-Miliaan also has sales offices in France and Germany.  Today, this company is referred to as Dorel Netherlands.

In November 1997, the Company issued one million Class B Subordinate Voting Shares at a price of $34 per share by way of public offering in Canada.  In December 1997, the Company issued an additional 75,000 Class B Subordinate Voting Shares at a price of $34 per share upon the exercise of an over-allotment option by the underwriters of the public offering.  The gross proceeds to the Company from the public offering and the exercise of the over-allotment option were $36.55 million.

In May 1998, Dorel acquired Ameriwood, a RTA furniture manufacturer that has facilities in Tiffin, Ohio and Dowagiac, Michigan.  A portion of the purchase price for Ameriwood was financed by the issuance of 460,000 Class B Subordinate Voting Shares at a price of $47.65 per share by way of public offering in the United States and Canada.  The net proceeds to the Company from this offering were $20.2 million.  Effective December 1998, Ameriwood was combined with Charleswood under the Ameriwood name.

In August 1998, the Company announced a two-for-one stock split, which became effective in September 1998.  In the same month, Dorel acquired Okla Homer Smith (“Okla Homer”), a unit of Century Products.  Okla Homer was a manufacturer of wooden juvenile furniture; its operations were consolidated with those of Cosco.  In September 1998, Dorel announced the closing of the Leadra unit, which closing was completed in December.  Dorel incurred a restructuring charge of $10.1 million USD before tax in connection with the closing of Leadra and the reorganization of the newly-acquired Ameriwood.

In June 2000, Dorel acquired Safety 1st Inc. (“Safety 1st”) for a total cost of $150.5 million USD.  Safety 1st was a publicly-traded company in the United States with locations in Canada and Europe.  Safety 1st is a recognized brand name in North America and a well-known company in the child safety segment of the juvenile industry.

Subsequent to the acquisition of Safety 1st and as part of the integration of the juvenile businesses in North America and Europe, a major restructuring was undertaken.  In addition to the costs attributed to merging Safety 1st into Dorel’s U.S. juvenile business, three of Dorel’s operations were discontinued.  These discontinued operations: (i) resulted from the sale of the assets of the Infantino division and the closing of the Okla Homer crib factory acquired in 1998; and (ii) included the imported strollers sales business in the United Kingdom carried out through Dorel U.K.  The juvenile operating units were renamed Dorel Juvenile Group (DJG) in the United States, Canada and Europe.

In April 2001, Dorel acquired Quint B.V. (“Quint”) of the Netherlands for $9.2 million USD.  Quint was an established designer and marketer of high-end baby strollers sold in European specialty shops under the “Quinny” brand.  The acquisition was designed, in part, to increase Dorel’s juvenile business in Europe and today forms part of the Dorel Europe Group.

In May 2002, the Company issued 2,929,200 Class B Subordinate Voting Shares at a price of $38.50 per share by way of public offering in Canada, for gross proceeds to the Company of $112.8 million.  The net proceeds of the public offering were used by the Company to reduce bank indebtedness.

In July 2002, the Company sold, through one of its subsidiaries, $50 million USD principal amount of 6.80% Series A Senior Guaranteed Notes due July 26, 2012.  The net proceeds from the sale of the notes were used to repay floating debt that was outstanding at the time.  The notes were purchased by a group of institutional investors led by The Prudential Insurance Company of America.

In February 2003, the Company acquired all of the outstanding common shares of Ampa Development SAS (“Ampafrance”), a company headquartered in Cholet, France with major facilities in Portugal and Italy.  Ampafrance is a developer, manufacturer, marketer and distributor of juvenile products, including strollers, car seats and other juvenile products.  The total consideration was $247.2 million USD.  The majority of the acquisition cost was financed through long-term debt with the balance being paid in cash.

In connection with the acquisition of Ampafrance, now known as “Dorel France”, Dorel completed the sale in February 2003 of $110 million USD principal amount of senior guaranteed notes.  The senior guaranteed notes were purchased by a group of institutional investors including Prudential Capital Group, an institutional investment business of Prudential Financial, and Teachers Insurance and Annuity Association - College Retirement Equity Fund.  Of the $110 million USD, Dorel issued $55 million USD of Series A Notes bearing interest at 5.09% and repaid February 11, 2008, and $55 million USD of Series B Notes bearing interest at 5.63% due February 10, 2010.

In September 2003, Dorel acquired all of the outstanding common shares of Carina Furniture Industries Ltd. (“Carina”), based in Brampton, Ontario, for total consideration of $39.9 million USD.  Carina operates in the Home Furnishings segment and is known for its Carina and SystemBuild brand names.  The Brampton facility was closed in 2004 with the majority of the production being shifted to Dorel’s RTA plant in Cornwall, Ontario.

Pursuant to a normal course issuer bid announced on August 7, 2003, the Company was entitled to repurchase for cancellation up to a maximum of 200,000 Class B Subordinate Voting Shares over a twelve-month period starting on August 11, 2003 at the prevailing market price on the Toronto Stock Exchange.  The program expired on August 10, 2004.  During the fiscal year ended December 30, 2004, the Company did not purchase any shares for cancellation.  During the fiscal year ended December 30, 2003, the Company purchased an aggregate of 5,000 Class B Subordinate Voting Shares for total consideration of $129,000 USD.  These shares were cancelled upon their purchase by the Company.

In February 2004, Dorel acquired all the outstanding shares of Pacific Cycle, LLC, (“Pacific Cycle”), a designer and supplier of bicycles and other recreational products headquartered in Madison, Wisconsin.  The total consideration for the acquisition was $311 million USD.  The majority of the acquisition cost was financed through long-term debt, with the balance being paid in cash.  A balance of sale of $0.2 million USD remained to be paid at December 30, 2007.  Additionally, as part of the acquisition agreement, certain members of Pacific Cycle’s management group were party to a deferred purchase price payment plan.  Under the terms of this plan, additional consideration was contingent upon achieving specified earnings objectives over a period of three years following the date of acquisition.  When the contingency was resolved in February 2007, the earnings objectives that were met entitled the management group to an additional $0.1 million USD, which was recorded as an additional element of purchase price and increased goodwill.  This amount was recorded in 2006.  Other additional amounts that could have become payable at the end of the three-year period, if earnings exceeded specified objectives and current members of management were still employed by the Company, were not realized.  Therefore, these amounts will not be paid and will not be recorded as compensation expenses in any future period.  The operations of Pacific Cycle are reported as a separate reporting segment referred to as “Recreational/Leisure”.

Developments in the Past Three Years

In September 2005, Dorel announced a significant consolidation at Ameriwood, Dorel’s RTA furniture division.  Production ceased at its Wright City, Missouri facilities, the manufacturing premises were closed and related assets were disposed of.  The closure was necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items.  The restructuring was part of an overall plan to improve the earnings of the Home Furnishings Segment.  The consolidation plan was completed at the end 2006 at a cost that was in line with expectations.

In the fourth quarter of 2006, Dorel Europe initiated restructuring activities affecting the Juvenile Segment.  Significant operational changes related to the production facilities in Telgate, Italy and Cholet, France are being implemented.  The plan’s objective is to reduce operational costs through strategic sourcing and manufacturing.  These restructuring initiatives are expected to be completed by 2008 and result in cumulative restructuring charges of approximately $14.7 million USD.  To date, the Company has recorded a cumulative charge of $12.2 million USD under the plan, including $3.3 million USD of non-cash charges related to the write-down of long-lived assets and inventory markdowns, $9.7 million USD of employee severance and termination benefits and $0.1 million USD of other associated costs, net of curtailment gains on defined benefit pension plans of $0.2 million USD, curtailment gains on compensation liabilities of $0.3 million USD and gains on sale of machinery and equipment of $0.4 million USD.  Of this $12.2 million USD cumulative charge, $4.0 million USD was recorded in the fourth quarter of 2006 and $8.2 million USD was recorded in 2007.  Additional costs expected to be incurred under this plan are approximately $1.9 million USD of severance and $0.6 million USD of other associated costs.

In February 2007, Dorel acquired a 55% interest in IGC (Australia) Pty Ltd (“IGC”), an Australian company.  Operating as

In Good Care, IGC is a well-established manufacturer and distributor of juvenile products in Australia and New Zealand.  Dorel paid cash consideration of $2.7 million USD, and assumed debt in the amount of $7.4 million USD in return for the 55% interest.  The remaining 45% is owned by the Chief Executive Officer of IGC, Mr. Robert Berchik, who continues to serve in that capacity.

On February 23, 2007, the Company renegotiated the terms of its unsecured revolving credit facility.  This facility was extended to July 1, 2010 and provides for an annual one-year extension.  The borrowing availability under this facility decreased to $325 million USD from the availability as at December 30, 2006 of $425 million USD, as disclosed in the Company’s 2006 year-end financial statements.  The credit agreement was also amended to include an “accordion” feature allowing the Company to have access to an additional $200 million USD on a revolving basis, if required.

On March 7, 2007, the Company announced its intention to voluntarily delist its Class B Subordinate Voting Shares from the NASDAQ Global Market (“NASDAQ”).  On March 19, 2007, the Company filed a notification of removal from listing on NASDAQ on Form 25 with the U.S. Securities and Exchange Commission (the “SEC”).  As a result, the Class B Subordinate Voting Shares were delisted from NASDAQ as of March 29, 2007.  The Company will continue to file or furnish reports with the SEC.  However, the Company also announced that, if and when permitted under the rules of the SEC, it intends to terminate the registration of the Class B Subordinate Voting Shares with the SEC.  The delisting of the shares from NASDAQ has not affected the listing of the Class B Subordinate Voting Shares on the Toronto Stock Exchange and the Class B Subordinate Voting Shares continued to trade on the Toronto Stock Exchange after the NASDAQ delisting became effective.

For the first time in the Company’s history, on March 12, 2007, the Board of Directors declared a quarterly dividend of twelve and one-half cents (US$0.125) per share on the Class A Multiple Voting Shares, Class B Subordinate Voting Shares and Deferred Share Units of the Company.

On May 17, 2007, Dorel announced a restructuring plan at Ameriwood Industries within the home furnishing segment.  Dorel determined that its current RTA furniture manufacturing footprint exceeds anticipated market needs.  As such, the majority of manufacturing operations at the Dowagiac, Michigan RTA facility were suspended in July 2007.  The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment.  The total pre-tax cost of the restructuring plan is expected to be approximately $11.5 million USD, including $9.6 million USD non-cash charges related to the write-down of long-lived assets and inventory markdowns, $0.6 million USD of employee severance and termination benefits, $0.6 million USD of contract termination costs and $0.7 million USD of other associated costs.  Of this $11.5 million USD expected total costs, $10.9 million USD were recorded in 2007.  The plan is expected to be completed by the third quarter of 2008.

Recent Developments

On February 4, 2008, the Company signed a purchase agreement to acquire all the outstanding shares of Cannondale, a leading designer, developer and manufacturer of high-end bicycles.  With significant operations in the United States and Holland, as well as locations in Switzerland, Japan and Australia, Cannondale is widely regarded as the bike industry’s leading innovator.  The purchase also includes Sugoi Performance Apparel, located in Canada.  The total value of the all-cash transaction will be between $190,000 million USD to $200,000 million USD, subject to adjustment based on Cannondale’s earnings results for the year ending June 30, 2008.  With respect of this acquisition, the Company did not file a Form 51-102F4 as this acquisition does not meet the criteria to consider it significant as defined in National Instruments 51-102 part 8.

With the acquisition of Cannondale Bicycle Corporation, an amendment to the revolving bank loans was signed on January 18, 2008.  Under the revolving bank loans, the total availability was increased to $475 million USD with an “accordion” feature allowing the Company to have access to an additional amount of $50 million USD on a revolving basis.

NARRATIVE DESCRIPTION OF THE BUSINESS

Operating Segments and Principal Products

Dorel’s goal is to be one of the premier consumer products companies in North America and Europe.  Dorel is a global consumer products company engaged in the design, manufacture and marketing of a diverse portfolio of strong consumer brands, sold through its Juvenile, Recreational/Leisure and Home Furnishings segments.  Within each of these segments, there are several operating divisions or subsidiaries.  Each is operated independently by a separate group of managers.  Senior management of the Company coordinates the businesses of all segments and maximizes cross-selling, cross-marketing, procurement and other complementary business opportunities.

Juvenile Products Segment

The Juvenile Products (“Juvenile”) segment operates in North America, Europe and Australia.  Dorel Juvenile Group (“DJG”) USA’s operations in the United States are headquartered in Columbus, Indiana with facilities in Foxboro, Massachusetts and Ontario, California.  As well as being the headquarters, all North American manufacturing and car seat engineering are based in Columbus, Indiana.  Products are conceived, designed and developed at the Foxboro, Massachusetts location.  Dorel Distribution Canada is located in Montreal, Quebec, has its showroom and sales offices in Toronto, Ontario, and sells to customers throughout Canada.  The principal brand names in North America are Cosco and Safety 1st.  In addition, items in North America are sold under a licensing agreement with the well-recognized Eddie Bauer brand name.  Moreover, during 2007, North America has introduced two of Dorel’s premier European brands, Maxi Cosi and Quinny to its market.  Dorel Europe is headquartered in Cholet, France and major product design facilities are located both in Cholet and Helmond, Holland.  Sales operations along with manufacturing and assembly facilities are located in France, Holland and Portugal.  In addition, sales and/or distribution subsidiaries are located in Italy, Spain, the United Kingdom, Germany, Belgium and Switzerland.  In Europe, products are marketed under the brand names Bébé Confort, Maxi-Cosi, Quinny, Monbébé, Babidéal, Baby Relax and Safety 1st.  In Australia, Dorel is the majority shareholder in IGC Dorel, which manufactures and distributes its products under several local brands, the most prominent of which are Bertini and Mother’s Choice.  Going forward, IGC Dorel is expected to carry many of the brands that are popular in North America and Europe, broadening its sales range.  In addition, many of Dorel’s divisions sell products to customers which are marketed under various house brand names.  The Juvenile segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids.

In North America, the majority of Juvenile sales are made to mass merchants, department stores and hardware/home centres, where consumers’ priorities are safety and quality at reasonable prices.  Therefore, sales to this channel are focused on entry level to mid-price point products.  With the recent introductions of key European brands, Dorel is also enhancing its focus with specialty stores selling premium brands.  Using innovative product designs, higher-end price points are also being serviced by these customers, representing additional sales opportunities for the Juvenile segment.  In Europe, Dorel sells products across all price points from entry-level to high-end juvenile products.  However, with its well recognized brand names and superior product quality, the majority of European sales are made to major European juvenile product chains along with boutiques and smaller stores.  In Australia, sales are made to both large retailers and specialist stores.

In 2007, this segment accounted for approximately 53% of Dorel’s revenues.  This compares to 50% in 2006.  Revenues in 2007 were $963.6 million USD compared to $888.5 million USD in 2006, representing an increase of 8.4%.

Recreational/Leisure Segment

The Recreational/Leisure segment consists of the Pacific Cycle division and is based in Madison, Wisconsin, with U.S. distribution centres in California and Illinois, and global distribution partners in several markets around the world.  Pacific Cycle is the leading supplier of bicycles in North America and an expert in the design, marketing and distribution of high-quality, branded bicycles.  Pacific Cycle has extended this expertise to other recreational products such as swing sets, motor scooters, jogging strollers, ride-on toys and other products within the outdoor recreation category.  Best known for its Schwinn, Mongoose and GT bicycle brands, Pacific Cycle also markets products under the Roadmaster, InStep, Pacific, Schwinn Motor Scooters, PlaySafe, Powerlite and Murray labels.  Pacific Cycle combines these well-known brands with long-established, efficient Asian sourcing.  Pacific Cycle was one of the first to source such product from Asia and today, industry production has shifted almost entirely overseas.

Distribution of its brands in the United States is effected through its strong relationships with high-volume retailers, particularly in the mass merchant channel.  Pacific Cycle has garnered an industry-leading share of total United States bicycle sales by capitalizing on the continued growth of this sales channel.  Pacific Cycle’s brand portfolio enables it to serve virtually all consumer demographics, price categories and bicycling styles.  Additionally, Pacific Cycle licenses its brand names on bicycles internationally, which is an important revenue stream for it.  In the United States, its brands are licensed for use on other products such as clothing and bike accessories.

In 2007, this segment accounted for approximately 21% of Dorel’s revenues.  In 2006, this figure was 19%.  Revenues in 2007 were $374.8 million USD compared to $340.7 million USD in 2006, representing an increase of 10.0%.

Home Furnishings Segment

The Home Furnishings segment consists of Ameriwood Industries (“Ameriwood”), as well as Cosco Home & Office (“Cosco”), Dorel Home Products (“DHP”) and Dorel Asia.  Ameriwood specializes in ready-to-assemble (RTA) furniture, both manufactured and imported, and is headquartered in Wright City, Missouri.  Significant manufacturing and distribution facilities are located in Tiffin, Ohio and Cornwall, Ontario.  Brand names used by Ameriwood are Ameriwood, Ridgewood, Charleswood, Altra, Carina and SystemBuild.  The imported RTA product is sold mainly under the Altra brand name.  Cosco is located in Columbus, Indiana and the majority of its sales are in metal and wood folding furniture, step stools and ladders.  In addition to selling under its own brand, Cosco has a licensing agreement with Samsonite to sell to distributors within the commercial office equipment market.  Cosco also has a small home healthcare business, selling products under the Cosco Ability Care Essentials and Adepta brand names.  DHP sells both manufactured and imported futons as well as imported bunk beds and occasional furniture, while Dorel Asia specializes in sourcing finished goods from the Orient for sale in North America.  These products include juvenile furniture, bedroom, kitchen and dining room furniture, as well as upholstery.

Over the past several years, in many of the product categories within the Home Furnishings and furniture industries, there has been a shift from domestic production to imported product.  Dorel has also followed this trend and today Dorel’s home furnishing offerings are often sourced from overseas.  RTA furniture is manufactured and packaged as component parts and is assembled by the consumer and by its nature, is a reasonably-priced alternative to traditional wooden furniture.  Many RTA wood furniture items are still manufactured in North America as the manufacturing process is machine intensive; in addition, the cost of container freight is avoided.  Home furnishings are sold mainly to mass merchants, office superstores and hardware/home centres.

In 2007, this segment accounted for approximately 26% of Dorel’s revenues.  In 2006, this figure was 31%.  Revenues in 2007 were $475.3 million USD compared to $541.9 million USD in 2006, representing a decrease of 12.3%.

Distribution

Dorel sells its products primarily to major retail chains.  In 2007, Dorel made sales to the following: (i) mass merchant discount chains; (ii) speciality stores; (iii) department stores; (iv) hardware / home centres; and (v) independent stores.

Dorel conducts its business through a variety of sales and distribution arrangements.  These consist of salaried Dorel employees; individual agents who carry Dorel’s products on either an exclusive or non-exclusive basis; individual specialized agents, who sell products, including Dorel’s, exclusively to one customer such as a major discount chain; and sales agencies, which employ their own sales force.

While retailers carry out the bulk of the advertising of Dorel’s products, all of the segments advertise and promote their products through the use of advertisements in specific magazines, multi-product brochures and other media outlets.

Major Customers

In 2007, one customer accounted for more than 10% of the Company’s total revenue.  This major customer represented 33.9% of total revenue.

In 2006, Dorel had two major customers, each representing more than 10% of total revenue.  These two major customers represented respectively 36.5% and 10.8% of total revenue for an aggregate of 47.3%.

Dorel believes that its commitment to providing a high-quality, industry-leading level of service has allowed it to develop successful and mutually-beneficial relationships with such major retailers as Wal-Mart, K-Mart and Toys “R” Us.  Dorel has achieved high levels of customer satisfaction by fostering particularly close contacts between its sales representatives and clients.  To this end, Dorel has a permanent, full-service account team dedicated exclusively to Wal-Mart, located near Wal-Mart’s headquarters in Bentonville, Arkansas.  Dorel has also engaged account teams dedicated exclusively to K-Mart and Toys “R” Us.  These dedicated account teams give Dorel’s customers the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.  The account teams also provide product and market analysis and can assist with product specification and design.

Dorel believes that the trend among its mass merchant customers is to buy from fewer but larger suppliers who are able to deliver a wide range of products, provide greater security of supply and render increased levels of service.  Dorel believes that its ability to deliver a wide range of products on a reliable basis, combined with its demonstrated commitment to service, provides it with an important competitive advantage in this environment.

Dorel’s relationship with each of Wal-Mart, K-Mart and Toys “R” Us has the additional benefit of providing Dorel with important feedback which it uses to improve its product offerings and to respond rapidly to changing market trends.

Foreign Operations

In 2007, 66% of Dorel’s sales took place in the United States, 5% in Canada and 29% in Europe and elsewhere.  In 2006, these percentages were 72% in the United States, 5% in Canada and 23% in Europe and elsewhere.  The origin of Dorel’s sales in 2007 from its various facilities is as follows: United States – 57%, Canada – 11%, Europe – 25% and elsewhere – 7%.  In 2006 these percentages were: United States – 60%, Canada – 11%, Europe – 22% and elsewhere – 7%.

Components

Dorel purchases raw materials, component parts and finished goods.  The main commodity items purchased for production include particleboard and plastic resins, as well as corrugated cartons.  Key component parts include car seat and futon covers, hardware, buckles and harnesses, and futon frames.  These parts are derived from textiles, and a wide assortment of metals, plastics and wood.  Dorel’s finished goods purchases are largely derived from steel, aluminium, resins, textiles, rubber and wood.

Of the significant raw materials purchased by Dorel, only particle board pricing remained stable with 2006 levels.  Resin prices increased by as much as 30% in North America and 10% in Europe, due mainly to the more than 50% increase in crude oil prices.  Similarly corrugated carton pricing increased as suppliers faced their own costing pressures.  Dorel’s suppliers of components and finished goods were also faced with significant price increases on steel, resin, rubber, textiles and foam, ranging anywhere from 10% to 30%.  The only exceptions to these increases were costs associated with aluminum and zinc, which declined from their very high levels in 2006.

Dorel’s suppliers based in China faced additional costs over and above raw material increases with the further strengthening of the Chinese currency (“RMB”) versus the US dollar, rising labour rates and increases in energy prices.  In 2007, the RMB rose by roughly 6.5% against the US dollar.  Additionally, Chinese suppliers were affected by government-imposed reductions on tax refunds, amounting to an average of 4% in increased costs within the second half of 2007.  While Dorel was able to avoid a portion of these costs, continued cost pressures on its suppliers will inevitably be passed on to Dorel.

Intangible Properties

Strong consumer brands are an important element of Dorel’s strategy.  As examples, in North America, Dorel’s Schwinn product line is one of the most recognized sporting goods brand names.  Safety 1st is a highly-regarded Dorel brand in the North American juvenile products market.  In Europe, Bébé Confort is universally recognized and has superior brand awareness in France.  Throughout Europe, the Maxi-Cosi brand had become synonymous with quality car seats.  These brands, and the fact that Dorel has a wide range of other brand names, allows for product and price differentiation within the same product categories.  Additionally, Dorel is the sole owner of all patents, brands and manufacturing licenses for its products.  The loss of any one of these patents would not adversely impact Dorel’s operations.

Cycles

Dorel’s seasonality of sales can vary from year to year.  However, seasonality is not a material factor in quarterly results, though operating segments within Dorel vary more significantly.

Competitive Conditions

As regards the Juvenile segment, Dorel is among the three largest juvenile products companies in North America, along with Graco (a part of the Newell Group of companies) and Evenflo Company Inc.  In Europe, Dorel is also one of the largest juvenile products companies, competing with companies such as Britax, Peg Perego, Chicco, Bugaboo, Jane and Graco, as well as several smaller companies.  Within its principal categories, Dorel’s combined juvenile operations make it the largest juvenile products company in the world.

Pacific Cycle in the United States participates in the $75 billion USD recreational products industry, comprised of sports and fitness equipment, footwear, apparel and recreational transport items including bicycles, pleasure boats and RVs.  Within the recreational products market, the United States bicycle industry accounts for an estimated $5.5 billion USD in retail sales annually, of which approximately $2.3 billion USD represents bicycles while the remainder represents parts and accessories.

Over the past several years, the overall U.S. bicycle market has been stable despite variations such as the rise in popularity of mountain bikes in the late 1990s and the spike in road bikes sales in the early 2000s.  During this period, the mass merchant channel has captured a greater share of the market.  Purchasing patterns are generally influenced by economic conditions, weather and seasonality.  During that same period, the average retail price of bicycles has fallen as production has shifted almost entirely overseas.  As set out above, Pacific Cycle has garnered an industry-leading share of total U.S. bicycle sales, including a significant presence in the mass merchant sector.  Principal competitors include Huffy, Dynacraft, Trek, Giant, Specialized and Raleigh.

Dorel believes it is now the second largest producer of RTA furniture in North America.  Dorel’s principal RTA competitor is Sauder Woodworking, as during 2007 two traditional competitors, Bush and O’Sullivan, either ceased sales of RTA furniture or closed entirely.  Besides Sauder, the Home Furnishings industry segment in which Dorel competes is characterized by a large number of smaller competitors.  As such, there is little market share information available that would help determine Dorel’s size or performance in relation to these competitors.

Although the diversity of products and fragmented markets of the home furnishings and recreational products industries make useful comparisons difficult, Dorel believes that the following table sets out the major competitors of each of its business segments:

Juvenile Products Segment	Recreational/Leisure Segment	Home Furnishings Furniture Segment
North America	Huffy	Sauder
Evenflo	Dynacraft	Bestar
Graco	Trek	Lifetime / Tri-Cam
The First Years	Derby	Werner / Louisville Ladder Group
Fisher Price	Giant	Meco
Britax	Specialized	Mylex / Z-Line
Summer	Raleigh	Linon
Europe		Victoryland
Britax / Avent		Delta
Chicco / Graco		Dutailier
Babycar / Team Tex		Simplicity
Peg Perego / Jane		Imports from the Orient
Bugaboo

Product Development

Product development is an important element of Dorel’s past and future growth.  As a growing consumer products company, Dorel has invested heavily in this area, focusing on innovation, quality, safety and speed to market with several design and product development centres.  Each of Dorel’s operating segments generally introduces a large number of new products.  Additionally, quality control is an essential part of Dorel’s competitive position.  Most products are developed to exclusive specifications and rigid safety standards, particularly as regards the Juvenile Products segment.  Over the past two years, Dorel has spent $42.3 million USD on new product development.

North American research and development is done at several locations.  Juvenile products are conceived, designed and developed at DJG USA’s Foxboro, Massachusetts location.  Car seat engineering is done at DJG USA’s plant in Columbus, Indiana.  This facility includes a 25,000 square foot area with respect to car seats and also new home furnishings products carried by the Cosco Home & Office division.  RTA products and futons are conceived and developed at a design centre at Ameriwood’s head office in Wright City, Missouri as well at Dorel Home Products in Montreal.  In Europe, development is carried out in Helmond, Holland and Cholet, France.

As new product development is vital to the continued success of Dorel, it must make capital investments in research and development, moulds and other machinery, equipment and technology.  It is expected that Dorel will invest at least $25.0 million USD over the course of 2008 to meet its new product development and other growth objectives.  It is expected that these capital additions will be funded by cash flow generated by existing operations.

Environmental Protection

To Dorel’s knowledge, all Dorel segments currently operate within existing environmental regulations.  Dorel assumed certain environmental liabilities and contingencies associated with the Michigan plant acquired with the purchase of Ameriwood in 1998.  At December 30, 2007, the balance of the provision recognized in connection with this contingency amounts to $233,000 USD.  Any amounts incurred in excess of the provision are not expected to have a material adverse affect on the Company.

Employees

At the end of fiscal 2007, Dorel employed approximately 3,700 people in 16 countries (excluding Cannondale, acquired in February 2008).  Approximately 2,400 of these employees are based in North America, of which 1,100 are unionized.  These unionized employees are subject to a total of five collective agreements.  The majority of the remaining 1,300 employees are based in Europe, of which 300 are unionized.  These unionized employees are subject to a total of four collective agreements.

RISK FACTORS

Product and Brand Development

To support continued revenue growth, Dorel must continue to update existing products, design innovative new items, develop strong brands and make significant capital investments.  Dorel has invested heavily in product development and plans to keep it at the centre of its focus.  In addition, Dorel must continue to maintain, develop and strengthen its end-user brands.  Should Dorel invest in or design products that are not accepted in the marketplace, or if its products are not brought to market in a timely manner, and in certain cases, fail to be approved by the appropriate regulatory authorities, this could negatively impact future growth.

Concentration of Revenues

For the year ended December 30, 2007, one customer accounted for more than 10% of the Company’s revenues, with 33.9%.  In 2006, there were two major customers that accounted for more than 10% of revenues, with 36.5% and 10.8% respectively.  Dorel does not have long-term contracts with its customers, and as such revenues are dependent upon Dorel’s continuing ability to deliver attractive products at a reasonable price, combined with high levels of service.  There can be no assurance that Dorel will be able to sell to such customers on an economically-advantageous basis in the future or that such customers will continue to buy from Dorel.

Credit Risk

A substantial portion of Dorel’s revenues are to major retail chains.  If certain of these major retailers cease operations, there could be a material adverse effect on the Company’s consolidated results of operations.  It should be noted that Dorel conducts ongoing credit reviews and maintains credit insurance on selected accounts to minimize this risk.

Product Costs

As set out above, Dorel purchases raw materials, component parts and finished goods.  The main commodity items purchased for production include particleboard and plastic resins, as well as corrugated cartons.  Key component parts include car seat and futon covers, hardware, buckles and harnesses, and futon frames.  Dorel’s finished goods purchases are largely derived from steel, aluminium, resins, textiles, rubber and wood.

Of the significant raw materials purchased by Dorel, only particle board pricing remained stable with 2006 levels.  Resin prices increased by as much as 30% in North America and 10% in Europe, due mainly to the more than 50% increase in crude oil prices.  Similarly, corrugated carton pricing increased as suppliers faced their own costing pressures.  Dorel’s suppliers of components and finished goods were also faced with significant price increases on steel, resin, rubber, textiles, and foam, ranging anywhere from 10% to 30%.  The only exceptions to these increases were costs associated with aluminum and zinc, which declined from their very high levels in 2006.

Dorel’s suppliers based in China faced additional costs over and above raw material increases with the further strengthening of the RMB versus the US dollar, rising labour rates and increases in energy prices.  In 2007, the RMB rose by roughly 6.5% against the US dollar. Additionally, Chinese suppliers were affected by government-imposed reductions on tax refunds, amounting to an average of 4% in increased costs within the second half of 2007.  While Dorel was able to avoid a portion of these costs, continued cost pressures on its suppliers will inevitably be passed on to Dorel.

Dorel is among North America’s top 20 purchasers of ocean freight container transport from the Far East.  Container freight costs were higher in 2007 compared to 2006 as supply continued to be tight in both Asia-Transpacific and Asia-Europe lanes.  Higher fuel surcharges also affected inland transportation costs in both North America and Europe.

The higher costs experienced in 2007 are for the most part expected to remain in place throughout most of 2008.  Further increases in these costs could affect future earnings negatively.

Product Liability

As with all manufacturers of products designed for use by consumers, Dorel is subject to numerous product liability claims, particularly in the United States.  At Dorel, there is an ongoing effort to improve quality control and to ensure the safety of its products.  Dorel is insured for product liability by the use of both traditional insurance and self-funded insurance programs, which mitigate its product liability exposure.  No assurance can be given that a judgment will not be rendered against it in an amount exceeding the amount of insurance coverage or in respect of a claim for which Dorel is not insured.

Foreign Currency

As a multinational company that uses the U.S. dollar as its reporting currency, Dorel is subject to variations in currency values against the U.S. dollar.  The functional currency of Dorel’s European operations is the Euro, with all other significant subsidiaries using the U.S. dollar as their functional currency.  As a result, Dorel’s operating units outside the United States. assume the majority of Dorel’s foreign exchange risk.

Dorel’s Canadian operations benefit from a stronger U.S. dollar as large portions of its revenues are generated in the U.S. and the majority of its costs are in Canadian dollars.  This situation is mitigated by Dorel Canada’s juvenile operations that import U.S. dollar denominated goods.  Dorel’s European operations are negatively affected by a stronger U.S. dollar as portions of its purchases are in U.S. dollars while its revenues are not.  Where advantageous, Dorel uses options, futures and forward contracts to hedge against these adverse fluctuations in currency.  While the Canadian operations and European operations offset the possible negative impact of changes in the U.S. dollar, a significant change in the value of the U.S. dollar could affect future earnings.

Income Taxes

The Company’s current organizational structure has resulted in a comparatively low effective income tax rate.  This structure and the resulting tax rate are supported by current domestic tax laws in the countries in which Dorel operates and by the application of income tax treaties between various countries.  Unanticipated changes to either these current domestic tax laws or rates, or to these tax treaties, could impact the effective income tax rate of the Company.

Valuation of Goodwill and other Intangible Assets

As part of annual impairment tests, the value of goodwill and other indefinite-life intangible assets are subject to significant assumptions, such as future expected cash flows, comparable market transaction multiples and assumed discount rates.  In addition, the value of customer-relationship intangible assets recognized includes significant assumptions in reference to customer attrition rates and useful lives.  Changes in these assumptions could materially affect these valuations.

DIVIDENDS

On March 12, 2007 the Company declared a quarterly dividend of twelve and one-half cents (US$0.125) per share on the Class A Multiple Voting Shares, Class B Subordinate Voting Shares and Deferred Share Units of the Company.  This dividend was the first of an ongoing quarterly dividend policy paying US$0.50 per share per annum.  As this policy began during the year, a total of three dividends were paid in 2007, totalling $12.5 million USD.  Under the Company’s current financing arrangements, the payment of dividends is prohibited if the Company is in default under its credit agreement.  These financing arrangements also include certain customary financial covenants that may indirectly restrict the Company’s ability to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

The designation of each class and series of the Company’s authorized share capital is as follows:

•

An unlimited number of preferred shares without nominal or par value, issuable in series (none of which are outstanding as at the date hereof);

•

An unlimited number of Class A Multiple Voting Shares (ten votes per share) without nominal or par value, convertible at any time at the option of the holder into Class B Subordinate Voting Shares on a one-for-one basis, and;

•

An unlimited number of Class B Subordinate Voting Shares (one vote per share) without nominal or par value, convertible into Class A Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class A Multiple Voting Shares.

MARKET FOR SECURITIES

The Company’s Class A Multiple Voting Shares and Class B Subordinate Voting Shares are listed on the Toronto Stock Exchange under the symbols DII.A and DII.B, respectively.

The Company’s Class B Subordinate Voting Shares were also listed on NASDAQ under the symbol DIIB until March 29, 2007.  On March 7, 2007, the Company announced its intention to voluntarily delist its Class B Subordinate Voting Shares from NASDAQ.  On March 19, 2007, Dorel filed a notification of removal from listing on NASDAQ on Form 25 with the SEC.  As a result, the Class B Subordinate Voting Shares were delisted from NASDAQ as of March 29, 2007.

The following provides, by market, the price range and volume traded of each type of security for each month of 2007:

	Class A Multiple Voting Shares - Toronto Stock Exchange			Class B Subordinate Voting Shares - Toronto Stock Exchange			Class B Subordinate Voting Shares - NASDAQ Global Market
	Price Range (in Canadian dollars)		Volume Traded	Price Range (in Canadian dollars)		Volume Traded	Price Range (in U.S. dollars)		Volume Traded
Month	Low	High		Low	High		Low	High

January	$30.01	$35.53	15,200	$30.05	$35.50	1,507,800	$25.27	$30.10	225,800
February	34.25	36.00	5,500	34.30	35.50	1,349,500	28.96	30.50	60,400
March	34.00	37.60	11,300	33.78	37.84	5,784,300	28.71	32.60	95,800
April	36.07	39.00	7,500	35.85	39.75	1,634,500	31.95	34.50	58,800
May	33.02	38.11	10,400	32.82	38.30	1,172,500	30.50	34.75	27,700
June	33.80	36.25	23,000	33.74	36.51	1,634,500	30.25	34.00	42.700
July	34.58	40.05	25,500	34.90	40.49	1,245,500	33.15	39.25	51,900
August	29.46	36.01	20,400	29.50	36.43	1,554,400	27.70	33.43	73,300
September	27.96	32.49	18,100	27.00	32.50	1,081,200	26.00	30.87	67,500
October	28.71	32.25	17,500	28.51	32.46	1,192,900	29.60	33.17	38,300
November	29.30	35.09	11,800	29.10	35.00	1,388,000	29.45	37.89	17,700
December	28.75	32.00	13,600	28.80	32.54	1,309,500	29.10	32.00	38,300

DIRECTORS AND SENIOR OFFICERS

The name, place of residence, period during which each has served as a director where applicable, offices held with the Company and principal occupations of each of the directors and senior officers of the Company are as follows:

Name and place of residence	Director since	Office	Principal occupation
Martin Schwartz Montreal, Quebec, Canada	1987	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company
Jeff Segel Montreal, Quebec, Canada	1987	Executive Vice-President, Sales and Marketing and Director	Executive Vice-President, Sales and Marketing of the Company
Alan Schwartz Montreal, Quebec, Canada	1987	Executive Vice-President, Operations and Director	Executive Vice-President, Operations of the Company
Jeffrey Schwartz Toronto, Ontario, Canada	1987	Executive Vice-President, Chief Financial Officer, Secretary and Director	Chief Financial Officer of the Company
Camillo Lisio Montreal, Quebec, Canada	—	Vice-President, Chief Operating Officer	Chief Operating Officer of the Company
Frank Rana Montreal, Quebec, Canada	—	Vice-President, Finance and Assistant-Secretary	Vice-President, Finance of the Company
Edward Wyse Montreal, Quebec, Canada	—	Vice-President, Global Procurement	Vice-President, Global Procurement of the Company
Maurice Tousson(1)(2) Toronto, Ontario, Canada	1995	Lead Director	President and Chief Executive Officer CDREM Inc. (retailer)
Harold P. (Sonny) Gordon, Q.C.(1) (2) Sunny Isles, Florida, U.S.A.	2003	Director	Chairman Dundee Corporation (financial services, wealth management and investment company)
Dian Cohen(2) Toronto, Ontario, Canada	2004	Director	Corporate Director (economic consultant)
Alain Benedetti, FCA(1) Montreal, Quebec, Canada	2004	Director	Corporate Director
Robert P. Baird, Jr. Old Greenwich, Connecticut, U.S.A.	2005	Director	Senior Vice-President Koninklijke Philips Electronics and Transformation Leader for North America

(1)

Member of the Audit Committee

(2)

Member of the Human Resources and Corporate Governance Committee

During the last five years, each of the directors and senior officers have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their names, with the exception of: (i) Mr. Camillo Lisio, who prior to August 2004 was an independent management consultant; and (ii) Mr. Alain Benedetti, who prior to July 2004 was Vice-Chairman at Ernst & Young LLP.  The term of each of the directors listed above will expire at the next annual general meeting of shareholders of the Company.

Beneficial Ownership

As at December 30, 2007, the directors and senior officers beneficially owned in the aggregate, directly or indirectly, or exercised control or direction over, 3,070,400 Class A Multiple Voting Shares, representing 69.3% of the issued and outstanding Class A Multiple Voting Shares, and 1,980,754 Class B Subordinate Voting Shares, representing 6.8% of the issued and outstanding Class B Subordinate Voting Shares of the Company.

To the knowledge of the Company, none of the foregoing directors or senior officers of the Company:

(a)

is as of the date of this Annual Information Form, or within the last ten years of the date of this Annual Information Form, has been a director or executive officer of any company that, while that person was acting in that capacity:

(i)

was the subject of a cease trade or similar order, or an order that denied such company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in such company becoming the subject of a cease trade or similar order, or an order that denied such company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of Mr. Gordon, who was a director of Great Northern Paper, Inc., a private U.S. corporation, until June 3, 2002, approximately seven months before such corporation filed for an arrangement under Chapter 11 of the United States Bankruptcy Code in January 2003, followed by its liquidation in May 2003; or

(b)

has, within the last ten years of the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

To the knowledge of the Company, none of the foregoing directors or senior officers of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In the normal course of business activities, Dorel is subject to various legal actions, none of which involve any claim for damages exceeding ten percent, exclusive of interest and costs, of Dorel’s current assets.  Dorel contests these actions and believes that their resolution will not have a material adverse impact on the Company’s financial condition.

During fiscal 2007, the Company was not subject to any penalty or sanction imposed by a court relating to securities legislation or by a securities regulatory authority and did not enter into any settlement agreement.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., at its principal offices in Toronto, Ontario, is the registrar and transfer agent for the Class A Multiple Voting Shares and Class B Subordinate Voting Shares of the Company.

NAMES AND INTEREST OF EXPERTS

The Company’s external auditors are KPMG LLP, 600 de Maisonneuve Boulevard West, Suite 1500, Montreal, Quebec H3A 0A3, who reported on the consolidated financial statements as at December 30, 2007 and for the year then ended, which financial statements have been filed under Quebec Regulation 51-102 respecting Continuous Disclosure Obligations and National Instrument 51-102 Continuous Disclosure Obligations.  KPMG LLP is independent in accordance with auditors’ rules of professional conduct in Quebec.

INFORMATION ON THE AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee Charter sets out the roles and responsibilities of the Audit Committee of the Company.  A copy of the charter is attached hereto as Schedule B.

Composition of the Audit Committee

The Audit Committee is composed of Messrs. Alain Benedetti, FCA, Maurice Tousson and Harold Gordon.  Each member of the Audit Committee is independent and financially literate within the meaning of Quebec Regulation 52-110 respecting Audit Committees and Multilateral Instrument 52-110 Audit Committees.

Financial Literacy

Each member of the Audit Committee has a good command of generally accepted accounting principles and has the ability to understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  This section describes at greater length how these members acquired that financial literacy.

Alain Benedetti:  Alain Benedetti, FCA, is the retired Vice-Chairman of Ernst & Young LLP, where he worked for 34 years, most recently as the Canadian-area managing partner, overseeing all Canadian operations.  Prior thereto, he was the managing partner for eastern Canada and the Montreal office.  Mr. Benedetti has extensive experience with both public and private companies and currently serves on the board of directors of two other Canadian public companies and is a governor of a mutual fund group.  He is currently Chair of the Canadian Institute of Chartered Accountants.  Mr. Benedetti has served on the Audit Committee of the Company since 2004 and has been its Chairperson since early 2005.

Maurice Tousson:  Mr. Tousson is currently the President and Chief Executive Officer of CDREM Inc., a chain of retail stores known as Centre du Rasoir or Personal Edge, a position he has held since January 2000.  Mr. Tousson has held executive positions at well-known Canadian specialty stores, including Chateau Stores of Canada, Consumers’ Distributing and Sports Experts, with responsibilities for operations, finance, marketing and corporate development.  Currently, Mr. Tousson sits on the board of directors of Le Château Inc. and several privately-held companies.  Mr. Tousson holds an MBA degree from Long Island University in New York.

Harold P. “Sonny” Gordon:  Mr. Gordon has been Chairman of the Board of Directors of Dundee Corporation (formerly Dundee Bancorp Inc.) since November 2001, prior to which he was Vice-Chairman of Hasbro Inc., a position he held until May 2002.  Mr. Gordon has previously worked as a special assistant to a Minister of the government of Canada, and was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer.  Mr. Gordon serves as a director of SFK Pulp Inc., Dundee Corporation, Madacy Holding Inc., Pethealth Inc. and Transcontinental Limited.

Pre-approval Policies and Procedures for Audit and Non Audit Services

In 2003, the Audit Committee adopted a policy regarding the breadth of services provided by external auditors.  This policy forbids the Company from hiring external auditors to provide certain non-auditing services.  Under certain exceptions, the policy provides that the Company may hire external auditors to provide non-audit services that are not prohibited, on condition that they are pre-approved by the Audit Committee.  A copy of the policy is attached hereto as Schedule C.

External Auditor Service Fees (by Category)

In 2007, the Company’s auditors were KPMG, LLP.  The table below represents all fees paid to the Company’s auditors for the years ended December 30, 2007 and 2006:

	Years ended December 30
	2007	2006
	(in U.S. dollars)
Audit services	$1,560,400	$2,120,080
Audit related services	17,350	26,900
Tax services	6,000	4,500
Non-audit services	—	—
TOTAL	$1,583,750	$2,151,480

1.

Audit fees were charged for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with certain statutory and regulatory filings or engagements.

2.

Audit-related fees were charged for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported as part of audit fees, including the audit of employee retirement benefit plan.

3.

Tax fees were paid for tax compliance, tax advice and tax planning professional services.  These services consisted of tax compliance (including the review of tax returns, assistance with questions regarding tax audits and preparation of certain employee tax returns), and tax planning and advisory services relating to common forms of domestic and international taxation.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness (if any), principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, that is not included herein, will be contained in the Company’s Management Proxy Circular to be issued in connection with the Company’s annual general meeting of shareholders to be held on May 27, 2008.  Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov/edgar.

Additional financial information may be found in the Company’s financial statements and MD&A for the fiscal year ended December 30, 2007.

Schedule A Major Companies within the Dorel Industries Inc. Group As of December 30, 2007

Name	Jurisdiction of Incorporation

North America
Dorel Industries Inc.	Quebec
Ameriwood Industries, Inc.	Delaware
Ameriwood Industries, Inc.	Michigan
Ameriwood Industries, Inc.	Ohio
Dorel Juvenile Group, Inc.	Massachusetts
Dorel Design and Development, LLC	Indiana
Pacific Cycle Inc.	Delaware

Europe
Dorel (U.K.) Limited	United Kingdom
Maxi Miliaan B.V.	The Netherlands
Dorel Germany GmbH	Germany
Maxi-Cosi France SA	France
Dorel France SA	France
Dorel Belgium SA	Belgium
Dorel Hispania SA	Spain
Dorel Italia SpA	Italy
Dorel Juvenile Switzerland SA	Switzerland
Dorel Portugal LdA	Portugal
BeBe and Co SAS	France
Bambinid SAS	France
AMPA 2P SAS	France
Dorel Suisse SARL	Switzerland
Dorel Hungary Ltd.	Hungary

Other
Dorel Consulting (Shanghai) Co., Ltd.	People’s Republic of China
Dorel Australia Pty Ltd.	Australia
Dorel Limited	Barbados
Dorel Asia SRL	Barbados
Dorel Finance Limited	Barbados
Dorel Capital Limited	Barbados
Dorel Investments Limited	Barbados

Schedule B

DOREL INDUSTRIES INC.

AUDIT COMMITTEE CHARTER

The Audit Committee of the Board of Directors of Dorel Industries Inc. (the “Company”) assists the Board of Directors in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing, and reporting practices of the Company and such other duties as directed by the Board of Directors or imposed by legislative and securities and exchange authorities.

• STRUCTURE AND ORGANIZATION

1. The Committee will be composed solely of Directors who are independent of the management of the Company and are free of any relationship that, in the opinion of the Board of Directors, may interfere with their exercise of independent judgment as a Committee member, all in accordance with applicable securities and exchange regulations.

2. The membership of the Committee will consist of at least three independent members of the Board of Directors. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors.  All members must be financially literate and at least one member shall be designated as the “financial expert” as defined by applicable legislation and regulation.  The Committee shall appoint a Secretary who need not be a Director of the Company.

3. The Committee shall meet at least four times per year or more frequently as circumstances require.  The Committee may ask members of management or others to attend the meetings and provide pertinent information as necessary.  The required quorum is two out of three members, or three out of four members, depending on the total number of members on the Committee at the time of the meeting.

4. The Committee has the authority to maintain free and open communication with management, internal audit and the external auditors.

5. The Committee has the authority to investigate any matter brought to its attention and to retain independent counsel, accountants, or others for this purpose if, in its judgment, that is appropriate.  The Committee further has the authority to set and pay the compensation for any advisors employed by the Committee.

6. Members of the Audit Committee are prohibited from receiving any payment, either directly or indirectly, from the Company other than for the Board of Directors or Audit Committee membership.

7. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services provided that such services meet the definition pursuant to securities and exchange regulations.  Such pre-approval must be presented to the Committee by the respective member at its first scheduled meeting following such pre-approval.

8. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials.  Minutes will be prepared.

• GENERAL RESPONSIBILITIES

1. Meet periodically with representatives of the external auditors, the Director, Internal Audit, and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately (in camera) with the Committee.  Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of the management being present.

2. Submit the minutes of all Committee meetings to the Board of Directors and regularly report to the Board of Directors about Committee activities and issues that arise with respect to the quality of integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditors and the performance of the internal audit function.

3. Review and reassess the adequacy of this Charter annually.

• RESPONSIBILITIES FOR ENGAGING EXTERNAL AUDITORS

1. Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of Chartered Accountants as external auditors, for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services; approve compensation of the external auditors; and review and approve in advance the discharge of the external auditors.

2. Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors’ firm and the fees charged, and such other matters as the Committee deems appropriate.

3. Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

4. Pre-approve all non-audit related services to be provided by the Company’s external auditors on a case-by-case basis provided that such services meet the definition pursuant to securities and exchange regulations.

• RESPONSIBILITIES FOR OVERSIGHT OF THE QUALITY AND INTEGRITY OF ACCOUNTING, AUDITING, AND REPORTING PRACTICES OF THE COMPANY

1. Review the annual audited financial statements and quarterly financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, with management and the external auditors prior to release.  The Committee should review each quarterly earnings announcement with management (and the external auditors if desired) prior to release.  These discussions should cover the quality of the financial reporting, and such others matters as the Committee deems appropriate.

2. Review with management and the external auditors the results of the audit, including any difficulties encountered.  This will also include a review of any restrictions on the scope of the independent auditor’s activities or on access to requested information.

3. Ensure adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in (1), and periodically assess the adequacy of those procedures.

4. Review disclosures made by the President and Chief Executive Officer and the Executive Vice-President, Chief Financial Officer and Secretary during the Form 40-F and Form 52-109F certification process about significant deficiencies in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company’s internal controls.

5. Review with the external auditors and management the audit plan, including scope and approach, of the external auditors for the current year and the following year.

6. Review the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Company.  Understand the scope of internal and external auditors’ review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management’s response.

7. Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

8. Review and approve all related party transactions undertaken by the Company.

9. Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

• PERIODIC RESPONSIBILITIES

1. Review periodically with management any legal and regulatory matters that may have a material impact on the Company’s financial statements, compliance policies, and compliance programs.

2. Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under securities and exchange regulations.

3. Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management’s investigation and follow-up (including disciplinary action) of any instances of noncompliance.

4. Review services and related fees for work done by the external auditors in the period and newly pre-approved services since the prior meeting as well as an updated projection of the total costs for the fiscal year.

5. Review the process for communicating the Code of Conduct to Company personnel, and for monitoring compliance therewith.

6. Review with the Director, Internal Audit the charter, plans, activities, staffing and organization structure of the internal audit function.  Ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the Director, Internal Audit.

7. Discuss with management the Company’s major policies with respect to risk assessment and risk management.

8. Perform such other functions assigned by law, the Company’s charter or bylaws, or by the Board of Directors.

Schedule C

DOREL INDUSTRIES INC.

POLICY REGARDING PROCUREMENT OF AUDIT SERVICES AND NON AUDIT SERVICES

The primary purpose of this Policy is to ensure that Dorel Industries Inc. (the “Company”) engages its public accountants to only provide permitted audit and non-audit services that are compatible with maintaining independence.  The Company recognizes that investor confidence in public companies is based in part on the maintenance of independence, in fact and in appearance, by the public accounting firms that perform financial statement audits for those companies.  The Company and its Audit Committee believe that it is prudent to establish a formal policy to define the basis upon which our external auditors may be engaged to provide audit and non-audit services.  Services discussed below where external auditors are engaged require the pre-approval of the Audit Committee, in accordance with this Policy.

This Policy applies to the Company and all corporations, subsidiaries, branches and other entities directly or indirectly owned by the Company that are included in the Company’s consolidated financial statements.  This Policy is to be approved annually by the Company’s Audit Committee or more frequently as necessary due to change in statute or regulatory rule-making.

The responsibility for ensuring that the Company’s external auditor is engaged to perform only those services that are compatible with maintaining the firm’s independence from the Company rests with its external auditor, the Executive Vice-President, Chief Financial Officer and Secretary, the Vice-President, Finance and Assistant Secretary, the Corporate Controller and the Audit Committee.  Annually, the Vice President, Finance and Assistant Secretary will prepare a summary of the fees paid to the external auditor for audit and other permitted services, for inclusion in the annual proxy statement.

In accordance with this Policy, all audit services and related fees have to be pre-approved by the Audit Committee.  To allow efficiency in the performance of such services, the Chairman of the Audit Committee can act on behalf of the Committee by providing pre-approval, between meetings of the Committee.  He will report such approval at the next Committee meeting.

Any questions or interpretations of such matters should be addressed by the Audit Committee.

For the purposes of this Policy, the scope of external auditor services is classified into the following categories.

PERMITTED SERVICES

Audit Services/Audit Related

These services generally are highly correlated with the role of an independent auditor.

Such services include matters such as analysis and interpretation of accounting principles and their application.

1. AUDIT SERVICES:

• Audits of consolidated financial statements including quarterly reviews, consultation on accounting issues, attendance at Audit Committee meetings, and use of specialists in connection with the foregoing.  Assistance in the implementation of new accounting principles.

• Audits of opening balance sheets of acquired companies.

• Compliance letters, agreed-upon procedures, reviews and similar reports based on audited financial statements and the role of external auditors as independent auditors.

• Audits of financial statements and transactions that are used by lenders, filed with government and regulatory bodies and similar reports.

2. AUDIT RELATED SERVICES:

• Services that result from the role of the firm as independent auditor such as reviews of exchange commission filings, letters to underwriters.

• Employee benefits plan audits and revenues of relevant filings.

3. TAX SERVICES:

These services are expressly allowed under this Policy:

• Tax return and tax accrual reviews, consultations and assistance.

• Tax planning and other compliance related consultation or services.

Tax services cannot however be based on confidential transactions or aggressive interpretation of tax rules.

Fees for tax services may not be on a contingency basis.

Pre the execution of the proposed service, the external auditor is to provide a description of the proposed tax service to the Audit Committee detailing how it could or could not hamper external auditor independence.

4. SPECIFIC APPROVALS:

These services are allowed if specific pre-approval is given by the Audit Committee:

• Employee benefit plan advisory services.

• Cash management and treasury advisory services.

• Strategic planning support (e.g., corporate, business unit, information technology).

• Forensic and other investigative services if directed by the Board of Directors or its Audit Committee.

RESTRICTED SERVICES

Restricted services are those services that may not be provided by external auditors, as they are considered by statute or in the Company’s opinion to be incompatible with the role of an independent auditor, unless it is reasonable to conclude that the results of the service would not be subject to audit procedures during an audit of the Company’s financial statements. Areas of doubt must be submitted to the Audit Committee in advance of the commitment.

• Bookkeeping or other services related to accounting records or financial statements (e.g., recording journal entries, reconciling accounts, processing data, preparing financial statements, etc.).

• Internal audit services.

• Appraisals, valuation services or fairness opinions.

• Signing tax returns (including payroll tax returns) on behalf of the Company.

• Actuarial services.

• Signing or co-signing cheques.

• Acting as an agent for the Company.

• Human resources functions (managerial position search and evaluation activities).

• Payroll services.

• Broker-Dealer services (including underwriting, promoting, investment banking and investment management).

• Maintaining custody of the Company’s funds.

• Acting in a capacity equivalent to that of the Company’s management or employees, or performing any decision making, supervisory or ongoing monitoring functions for the Company.

• Financial Information systems design and/or implementation.

• Legal services.

• Expert witness or testimony services, except where specifically related to the Company’s accounting policy, procedure, or audited financial statements.

• Providing tax services to management members (or their immediate family) who have a role in financial reporting.

• All other consulting or auditing services of any nature, except as specifically allowed in other sections above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer and Secretary

March 28, 2008